UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE COMPANY

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40754

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Cazoo Group Ltd

(Translation of registrant’s name into English)

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41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Cazoo Group Ltd Launches Exchange Offer Relating to Existing Convertible Notes

On November 3, 2023, Cazoo Group Ltd (the “Company”) announced that it is offering holders of its existing convertible notes the opportunity to exchange their convertible notes and receive new secured notes and Class A ordinary shares of the Company. A copy of the press release announcing the exchange offer is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Amendment No. 1 to the Transaction Support Agreement

On November 3, 2023, the Transaction Support Agreement dated September 20, 2023 by and between the Company, certain of its subsidiaries, certain holders of convertible notes and certain equity holders of the Company was amended by an Amendment No. 1 to the Transaction Support Agreement (the “Amendment No. 1”), which, among other things, extended the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and from December 31, 2023 to January 15, 2024 if the transactions contemplated by the Transaction Support Agreement have not been consummated by the Outside Date because certain related filings made with the Securities and Exchange Commission (the “SEC”) have not been declared effective by the SEC or remain subject to SEC review for reasons outside of the Company’s control). The foregoing description of the terms of the Amendment No. 1 is not complete and is qualified in its entirety by reference to the Amendment No. 1, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBITS

Exhibit Number	Exhibit Description
99.1	Press release, dated November 3, 2023 – Cazoo Launches Exchange Offer Relating to Existing Convertible Notes
99.2	Amendment No. 1 to Transaction Support Agreement dated November 3, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAZOO GROUP LTD
Date: November 3, 2023	By:	/s/ Paul Woolf
		Name:	Paul Woolf
		Title:	Chief Financial Officer